TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: May 15, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK is pleased to report its financial and operating results for the nine months ended March 31, 2006.

The Company acquired control of Guinor Gold Corporation (“Guinor”) on December 14, 2005. The results of the Company incorporate the results of Guinor from that date.  All references to dollar amounts refer to United States dollars.

Quarter Highlights

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100% of Guinor Gold Corporation Acquired;

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Increase in Resource Base at LEFA;

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Ongoing Development of LEFA CIP Project;

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Ongoing Development of Apex Mineral Property;

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Improved Grades at Nalunaq;

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Completion of Bonds Issue Raising Gross Proceeds of $78 million;

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Completion of Equity Issue Raising Gross Proceeds of $63 million.

Overview

The Company recorded EBITDA for the quarter ended March 31, 2006 of $0.5 million compared to EBITDA of negative $1.1 million for the quarter ended March 31, 2005.  EBITDA for the nine months ended March 31, 2006 was $4.1 million compared to negative $0.7 million for the nine months ended March 31, 2005.

Calendar year 2006 is a year of consolidation for Crew.  The Company’s primary objectives are to complete the development of LEFA and APEX, ready for commencement of production in 2007, whilst maximising returns from its other production assets and continuing to add value by developing exploration projects.

The results for both this quarter and the remainder of the year will reflect the increased costs of building a world-class team to manage the Company’s expanded asset and production base ready for the commencement of production in 2007 and the establishment of their associated income streams. In addition the results will reflect the finance costs related to borrowings necessary to fund their acquisition and subsequent development.

Accordingly, for the quarter ended March 31, 2006 the Company recorded a net loss of $11.0 million ($0.03 per share) compared with a net loss of $3.3 million ($0.02 per share) for the quarter ended March 31, 2005. Of this loss for the quarter, $10.2 million is composed of interest and finance charges and also on non-cash foreign exchange losses on borrowings.  For the nine months ended March 31, 2006 the Company recorded a net loss of $9.8 million ($0.04 per share) compared with a net loss of $8.0 million ($0.05 per share) for the nine months ended March 31, 2005.  Included in the loss for the nine-month period are interest, finance charges and non-cash foreign exchange losses of $9.9 million.

Nalunaq

Ore production for the quarter was 28,000 tonnes, an average of approximately 315 tonnes a day and for the year to date is 97,000 tonnes representing an average of 360 tonnes per day. This in line with expectations given the seasonal winter weather conditions, the level of development undertaken on the mine’s infrastructure in the period and the increased focus on achieving lower quantities of higher grade ore.

In total, 35,395 tonnes were shipped for processing.  Gross gold production was 23,710 ounces achieving grades of 21.69 grammes per tonne, compared to 18.31 grammes per tonne for the previous quarter, an improvement in grade of 18.4%.  The quarters’ grade is ahead of the average achieved for Fiscal Year 2005 of 16.7 grammes per tonne by approximately 29.9%.  After tailings and efficiency fees, 22,661 ounces of gold were recovered with a gross value of $12.7 million.  After accounting for processing costs of $1.4 million, net sales of $11.3 million have been realised for the quarter under review.

For the year to date, 103,095 tonnes of ore have been shipped for processing and gross gold production totals 60,010 ounces for a grade of 18.1 grammes per tonne. After tailings and efficiency fees, 57,959 ounces of gold were recovered with a gross value of $29.9 million.

Average cash cost per ounce for gold produced at Nalunaq was $289 per ounce compared to $293 for the previous quarter.  For the year to date cash costs are $306 per ounce.

The Company believes the implementation of the optimisation programme has contributed to these improved grades, however, it should be understood that the grade variation observed between milling campaigns is also typical of the nature of the style of the narrow vein, high grade deposit being mined at Nalunaq.

The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production to increase production rates.  The Company has recently placed orders for an additional long hole drill rig, replacement of scoops, replacement of underground trucks with larger 20 tonne trucks together with ancillary mobile equipment.  Management believes that further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site.  Crew remains confident the long term target of a sustainable cash cost of $250-270 is achievable.

Lefa

This was the first full quarter of operations since the acquisition of Guinor by Crew in mid-December 2005.  Ore mined in the quarter was 49,690 tonnes at a grade of 2.47 g/t, containing 3,946 ounces of gold.  All ore mined in the period was from the Lero pit and this was supplemented with 72,910 tonnes at a grade of 0.76 g/t moved from the low-grade stockpiles to provide material for the heap leach operation.

Ore stacked in the quarter was 194,714 tonnes at a heap grade of 1.46 g/t, containing 9,157 ounces of gold. Gold recovered in the quarter was 7,587 ounces.  The shortfall was due primarily to a two-week plant shutdown in January, which followed a gearbox failure and damage to the apron feeder and also lower recoveries from the low-grade stockpiled ore.

Gold sold in the quarter was 9,319 ounces. The associated revenue was US$5.1m and the average price realized in the quarter was US$551/oz. Gold sold for the period since acquisition was 11,517 ounces, contributing US$6.3 million to group revenues.

Average cash cost per ounce for the quarter was US$516.  This was in line with expectations and was relatively high due to the low production and a high proportion of production costs being fixed. Production is expected to increase and average cash costs decrease significantly for the remainder of the year when higher-grade material from the Lero pit is scheduled to be mined and processed.

Gold production from the heap leach operation in calendar 2006 is still expected to be approximately 50,000 ounces at an average cash cost of approximately US$400/oz.  Management will continue to review production plans to ensure that existing operations are self-sustaining whilst preserving as much of the high grade mine reserves as possible for the more profitable mine expansion project.

Other Items

Administrative expenses for the quarter ended March 31, 2006 are in line with Management’s expectations at $4.0 million compared to $2.5 million for the quarter ended March 31, 2005.  Administrative expenses for the nine months ended March 31, 2006 are $10.1 million compared to $6.0 million for the nine months ended March 31, 2005. This year on year increase is attributable to the incorporation of both Guinor and APEX into the Group’s results and also the expansion of the Group’s corporate and administrative functions as it builds a team suitable to manage its projects.

Interest and finance charges for the quarter are $4.6 million compared to $0.8 million for the quarter ended March 31, 2005. Interest and finance charges for the nine months ended March 31, 2006 are $6.9 million compared to $3.5 million for the nine months ended March 31, 2005.  Included within interest and finance charges for the quarter and nine months ended March 31, 2006 are the costs of new convertible bonds drawn down by the Company to finance the acquisition of Guinor. The new convertible bonds total $195 million and are denominated in Norwegian Kroner.  The year on year increase in interest and finance charges arises directly from the year on year increase in Company borrowings.

Foreign exchange losses of $5.5 million (2005 - $nil) have been recorded for the quarter and for the year to date $3.6 million (2005 - $nil).  These relate almost entirely to foreign exchange movements on the Norwegian Kroner denominated convertible bonds. This movement is non-cash, unrealized, and owing to the convertible nature of the bonds, Management believes it is not likely to crystallise.

Included within interest and finance charges for the nine months ended March 31, 2005 are one time costs associated with a reorganisation of the Company’s borrowings that occurred in October 2004. The Company paid $1.2 million to existing convertible bondholders to induce them to convert their position.  This resulted in an interest saving of approximately $2.2 million over the remaining period of the convertible bonds.

Liquidity and Capital Resources

At March 31, 2006, the Company’s main source of liquidity was cash of $151.4 million (June 30, 2005 - $37.8 million). At March 31, 2006, the Company’s consolidated working capital comprising, accounts receivable, stocks, marketable securities and accounts payable was $161.0 million (June 30, 2005 - $37.8 million). The increase in working capital arises as a direct result of the cash received in respect of the bond and share issuances to finance the Lefa and Apex projects and the Guinor group acquisition and assumption of its creditors.

Prior to its acquisition by the Company, Guinor, through its 85% owned subsidiary Societé Miniére de Dinguiraye (“SMD”), entered into a credit facility that provided for up to US$60m of debt financing for the expansion of the LEFA Corridor Gold Project in Guinea.  The facility was provided by Investec Bank (UK) Limited and Macquarie Bank Limited and took the form of US$54M project debt with the US$6M balance provided in the form of a convertible instrument.

The Company did not consider this route the optimal financing arrangement for the project, being restrictive both in the amount and the logistics of its operation.  In addition, the Company sought to secure financing for the development of the APEX operation and the increased resource expansion programs planned for LEFA and APEX.

On March 31, 2006 the Company received subscriptions for a new issue of secured bonds in the aggregate principal amount of approximately $78 million, comprised of a USD tranche of $48.6 million and a NOK tranche of NOK200 million, approximately $29.4 million. Since the end of the quarter further subscriptions for NOK 125 million, approximately $20 million, have been received.

On March 28, 2006 the Company announced that it had received private placement subscriptions for 32.3 million common shares at NOK 13 per share (approximately CDN$ 1.96) for aggregate gross proceeds of NOK 420 million (approximately $ 63 million). The private placement was directed towards a group of institutional investors and closed on April 6, 2006.

During the quarter a total of $37.2 million (2005 - $3.0 million) was spent on advancing the Company’s mining, exploration and development properties.  Of this total, $1.2 million (2005: $2.7 million) was incurred on the Nalunaq property; $31.8 million (2004: $nil) was incurred on the LEFA property and $4.1 million (2004: $nil) on the Apex property.

The Company had total assets of $792.3 million at March 31, 2006 (June 30, 2005 - $115.7 million) and shareholders’ equity of $310.7 million (June 30, 2005 - $73.3 million).

Outlook

Whereas 2005 was a year to deliver on our declared growth targets, the main focus for the Company in 2006 will be to complete the development of LEFA and APEX, ready for commencement of production in 2007, whilst maximising returns from its other production assets and continuing to add value by developing exploration projects.

LEFA

The implementation of the expansion project at LEFA, including a 7 million tonne per year CIP plant, continues on schedule. The Kelian plant has now been transported to Guinea and is being reassembled.  The civil construction work on the plant site and mine development work are now well advanced and expected to intensify in the next quarter.  Owing to increased fuel costs and the consequent effect on transportation charges, the acceleration of the civil construction and mine development programmes, the overall cost of the expansion is expected to rise by 13%, from $145 million to $165 million. This increase has been accommodated in the Company’s cash requirement projections. The first tranche of the new mining fleet is scheduled to be shipped at the end of May.  The strategy to acquire a second hand plant, and now have this at site, produces a substantially lower project delivery and completion risk than if a new plant were to be built with associated exposure to delivery times on construction, services and equipment.  With its experienced team of mine builders, the Company is confident that the LEFA project will be one of the Company’s key assets. When operational, output is forecast at more than 300,000 ounces per year with a target life of mine cash cost of US$234 per ounce before royalties.

Encouraging drilling results have been obtained from the Camp de Base area and from the Sikasso Prospect. These results were complemented by an increase in measured and indicated resources in the LEFA Corridor project area of 0.4 million ounces which moved from 3.4 million ounces to 3.8 million ounces.

The Company has allocated approximately $6.0 million for exploration within and around the existing resources in the LEFA corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. Management believes the planned exploration programme will result in further increases to the resource base.

The LEFA Corridor covers just over three percent of the total concession and permits and hosts 4.6Mozs of Measured, Indicated and Inferred resources (3.8Moz Measured and Indicated, 0.8Moz Inferred).  The Company believes that the potential outside the LEFA corridor is excellent.  The Company completed acquisition of airborne magnetics for the concession area and acquired IKONOS high-resolution satellite imagery. Work during the coming year will focus on follow up at Diguili (an aircore intercept of 20m @ 7.8 g/t Au with an up dip trench intercept of 11m @ 1.1 g/t Au), Sikasso (grab samples from the bottom of pits returning values of <30.2 g/t Au and air core intercept of 19m @ 1.1 g/t Au), Konsolon (a coherent 8 kilometre soil anomaly with grab samples from cropped out quartz veins returning <22.3 g/t Au), Banora (a very coherent surficial anomaly associated with a resource of 1,150,000 tonnes @ 1.8 g/t Au for 66,500 ounces), Boubere and Siguirini (high tenure soil anomalies associated with insitu mineralization) and assess the potential of the Kobedara and Dala Oulen Trends (clustering of high tenure geochemical anomalies) to the southeast of LEFA.

Apex

Good progress continues to be made with the development of APEX. A number of changes have been made to the initial plans at Apex, mainly to accommodate the potential for increased production, but also to accommodate different ore types. The Company has revised the plant design to increase capacity to 2,500 tpd. This will re-schedule the start up of initial processing, but will support and secure the longer-term production targets. The ensuing months will see accelerated mine development as new mining equipment is delivered and commissioned. Targeted production for Apex for 2007 is 150,000 ounces at a cash cost of $200 per ounce increasing to 200,000 ounces in 2008 at a target life of mine cash cost of $180 per ounce.

The Company is encouraged by further high value potential of the Apex property which was not immediately apparent at the time of acquisition. As with any exploration or evaluation programme, a successful outcome cannot be guaranteed, however Crew is sufficiently encouraged by the preliminary data to commit additional expenditures.

These additional targets/projects will be assessed during the next 18 to 24 months and include an evaluation of the potential for open pit resources towards the southeast of the property where several major vein sets coalesce; Assess the potential to increase mining widths by capturing the mineralised alteration selvedges which have been indicated by historical sampling information for some veins such as Maligaya.  This will be confirmed from detailed underground sampling. However, based on the historical information, the Company prudently made provision in the plant layout, which has enabled an expansion from the initial design capacity to 2,500 tonnes per day.

Work has yet to commence on the assessment of the porphyry copper-gold targets located on the property.  A 1980 feasibility study identified a significant resource at the Mapula deposit that has not been included in the historical reported resources. The Company has received interest from several copper operators to investigate the copper potential on the property and it is expected that a programme to assess these targets will commence during 2007.

Nalunaq

Management believes improvements seen in Nalunaq’s results will continue, particularly through the continued implementation of the mine optimisation project and associated cost reductions. The second phase of the mine optimisation programme has been to review the mining equipment to ensure a sustainable balance between mine development and stope production in order to increase production rates. The Company has recently placed orders to purchase an additional long-hole drill rig, replacement of scoops, replacement of underground trucks with larger 20 tonne trucks together with ancillary mobile equipment. Further improvements to mining efficiencies and production rates should be realised in last half of 2006 as this equipment is delivered to site. The Company remains confident the long term target of a sustainable cash cost of $250-270 is achievable.

Crew Minerals

The Company is in the process of making a separate listing of its wholly owned subsidiary, Crew Minerals AS, which holds the Company’s non-gold projects. Management believes a separate listing of Crew Minerals will better maximise shareholder value. In line with the Company’s stated strategy, it has appointed Pareto and First Securities as its financial advisors in connection with the potential public listing of Crew Minerals on the Oslo Stock Exchange ("OSE").

Management believes the Mindoro Nickel Project represents growth potential and value.  Considerable work has been performed on the Mindoro Nickel project in the quarter.  The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types.  Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected. The Company has continued with discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew’s shareholders.

At the Hurdal molybdenum project in Norway, drilling continues to meet with Management’s expectations.

The Company is seeking to acquire assets in Crew Minerals that are either in production, or can be brought into production within the next 12 to 24 months.

Crew is very pleased with the over-achievement on its growth targets set out in early 2005. We believe there are three main elements in creating a successful mining company: first class projects, having experienced mine-builders and securing access to fund and build the asset base. The mining industry generally, suffers from long lead times and scarcity of experienced industry professionals.  Crew has been able to acquire first class assets at an attractive value and to build a seasoned management team with some of the industry’s most experienced mine builders.

Management believes it has secured a portfolio of assets, both people and physical that sets the stage for the Company achieving its strategy of becoming a significant mid-tier producer in 2007.  Even though the focus for 2006 will be to build LEFA and Apex, the process of building Crew to a +1 million ounce per annum gold company is ongoing.

To review complete financial statements please visit http://www.crewdev.com/investor/art_transform.asp?url=http://cws.huginonline.com/C/90/PR/200605/1051041.xml

Jan A Vestrum

President & CEO

Non-GAAP Measures

“EBITDA" is a non-GAAP measure of performance that describes earnings before interest, non-cash forex movements, taxes, depreciation, depletion, and amortization.  “Gross gold sales” is a non-GAAP measure derived from ounces produced from processing multiplied by the then current gold price. “Cash Cost per ounce” is a non-GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items; as a measure of total ounces produced. Cash costs are presented, as the Company believes they represent an industry standard of comparison. “Gross operating profit” is a non-GAAP measure of performance that is derived from operating income, net of all direct costs incurred in gold production, before non-attributable overhead costs, interest, non-cash foreign exchange movements, taxes, depreciation, depletion and amortization.

EBITDA, gross gold sales, cash cost per ounce and gross operating profit are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA, gross gold sales and cash cost per ounce and gross operating profit may not be directly comparable to EBITDA, gross gold sales, cash cost per ounce and gross operating profit reported by other similar issuers.

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement.   Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – May 15, 2006

Results from Operations Quarter Ended March 31, 2006